FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2011

Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

July 29, 2011	By:	/s/ Iñigo Dago Elorza
	Name:	Iñigo Dago Elorza
	Title:	Chief Legal Officer and Secretary of the Board of Directors

Interim Results
2Q 2011

July 29, 2011

PRISA ACHIEVES IN FIRST HALF 2011 REVENUES OF 1,350.77 MILLION EUROS AND EBITDA OF 220.21 MILLION EUROS

These figures, adjusted for nonrecurring items, reflect 1.2 % decline in revenue and 3.6% growth in EBITDA

- **Pay TV** continued to improve the key performance indicators, and obtained an EBITDA of 77.69 million euros, reflecting an increase adjusted for nonrecurring items of 16.6%.

- **Santillana** increased its total revenues by 6.3%, showing a good start of the Education Campaign in Spain.

- In **Latin America**, revenues grew by 11.4% and currently account for 23% of the Group-wide total (20% in the first semester of 2010).

- The Group´s **Digital** activity increased operating revenues by 20.9% and the average number of unique visitors to the Group's sites has increased by 33.1% year on year.

- Once the conditions with the Trade Unions have been agreed with regards to the **efficiency plan**, the total cost of the initiatives will be 114.7 million euros, including 6 million euros from initiatives in 2010. The payback is 1.4 years and the plan is expected to be completed by first quarter 2012

- **El País** maintains circulation figures and has confirmed its position as the most widely read general paid newspaper with almost two million daily readers. **SER Radio**, with 4,038,000 listeners, has confirmed its absolute leadership position

Madrid (29 July, 2011). Grupo PRISA (hereafter "PRISA" or the "Company") (NYSE: PRIS), the world's leading business group in Spanish- and Portuguese-speaking markets in the fields of education, information and entertainment, today announced its financial and operational results for the first six months ended June 30, 2011. In the period the Group achieved revenue of 1,350.77 million euros and EBITDA of 220.21 million euros (+3.6% growth ex non recurrent items).

The Chairman of the Executive committee of the Board and CEO Juan Luis Cebrián declared: "First half year results reflect the improving operating performance of our businesses, the positive impact of our drive to control costs, and the continued leadership position of Prisa in the sector."

"We have successfully completed negotiations with Unions to implement our efficiency plan and will accelerate it going forward. We also continue to advance in our discussions with banks on refinancing, which is expected to be completed in the short term" said Cebrián.

"Furthermore, we are advancing the technological transformation of our businesses by investing in digital capabilities across the Group taking into account the change in the consumer's behavior, which will ensure our content meets changing consumer needs on information and entertainment."

"Our geographic footprint and exposure to attractive, fast-growing markets such as Latam, coupled with our diversified mix of businesses, provide a solid platform to mitigate the impact of the current macroeconomic headwinds in Europe, particularly the challenging advertising market, and to harness sustainable quality growth."

H1 2011 highlights

- Market conditions remain stable in all business areas except advertising and general publishing, which are still being affected by macroeconomic factors, especially in Spain and Portugal.

- In the **Audiovisual area**, revenue totaled 632.91 million euros, and adjusted EBITDA totaled 111.71 million euros. Adjusted EBITDA margins increased by almost 4 percentage points to 17.6%. At the end of H1, pay TV had 1.79 million subscribers, of which 23,106 correspond to wholesale distribution and DTT. The cancellation rate has continued to decrease to 14.2%. Subscribers to iPlus and Multi+ value-added services rose almost by 40% in H1.

- **Revenue in the** Education area was 319.01 million euros, up 12.1% in Latin America thanks to strong campaign performance, particularly in Brazil where revenues grew 12.7%. Adjusted EBITDA reached 79.97 million euros, a 7.0% improvement over H1 2010, while margins were maintained.

- Revenue in the **Radio area** stood at 185.05 million euros, down 6.3% year on year. Earnings in Spain were negatively impacted by the deterioration of Spain's advertising market, although this was offset by ongoing strong growth in Latin America, where revenue grew 8.5% compared to the same period last year. Adjusted EBITDA totaled 46.56 million euros (-9.5%) and the adjusted EBITDA margin was 25.2%.

- Revenue in **Press** was 204.16 million euros, reflecting virtually no change on last year's H1 figure. Adjusted EBITDA totaled 31.51 million euros, a 28.2% improvement over the same period last year, with an improvement of 3.5 pp in margins to 15.4%.

- The **Digital area** achieved a monthly average of 64.4 million unique visitors in the first half, a 33.1% increase compared to the same period last year, thanks to strong, double-digit growth recorded by As.com, El Pais.com and Cinco Días.com.

- **Advertising revenue** totaled 315.87 million euros, down 7.8% from the same period the previous year due to the negative impact of deterioration in Spain's advertising market.

Consolidated earnings

The comparison of first-half earnings is affected **by the fact that Cuatro ceased to be part of the consolidation in 2011** and **by extraordinary items recorded under revenue and expenses** in the same period both in 2011 and 2010. Therefore, to conduct a homogeneous comparison, we are presenting a pro forma profit and loss account showing the 2010 earnings of Cuatro as a discontinuing operation and we adjust the extraordinary items:

	JANUARY - JUNE PROFORMA			APRIL - JUNE PROFORMA		
€ Million	2011	2010	Chg.%	2011	2010	Chg.%
Operating Revenues	1,350.77	1,408.97	(4.1)	659.84	700.64	(5.8)
EBITDA	220.21	303.67	(27.5)	119.78	148.92	(19.6)
EBIT	117.23	207.84	(43.6)	63.85	95.86	(33.4)
Net financial result	(79.83)	(86.01)	7.2	(45.44)	(42.40)	(7.2)
Interest on debt	(58.09)	(59.40)	2.2	(30.88)	(29.30)	(5.4)
Other financial results	(21.74)	(26.61)	18.3	(14.57)	(13.10)	(11.2)
Result from associates	5.05	(3.43)	-	1.90	0.27	-
Profit before tax	42.45	118.40	(64.1)	20.31	53.73	(62.2)
Income tax expense	(0.47)	(32.70)	98.6	1.88	(15.73)	111.9
Results from discontinued activities	(2.13)	(7.77)	72.5	(1.90)	(0.47)	-
Minority interest	(28.75)	(17.05)	(68.6)	(20.66)	(12.20)	(69.3)
Net profit	11.10	60.88	(81.8)	(0.37)	25.33	(101.5)
EBITDA Margin	16.3%	21.6%		18.2%	21.3%	
EBIT Margin	8.7%	14.8%		9.7%	13.7%	
One-offs in operating revenues*	-	41.26		-	2.26	
Mediapro sentence	-	33.00		-	0.00	
Others	-	8.26		-	2.26	
One-offs in operating expenses**	30.24	(20.62)		13.51	(19.31)	
Redundancies	30.24	2.99		13.51	1.90	
Renegotiation with suppliers	-	(23.61)		-	(21.21)	
Adjusted Operating Revenues	1,350.77	1,367.71	(1.2)	659.84	698.38	(5.5)
Adjusted EBITDA	250.45	241.79	3.6	133.28	127.35	4.7
Adjusted EBITDA Margin	18.5%	17.7%		20.2%	18.2%	
Adjusted EBIT	147.47	145.96	1.0	77.36	74.29	4.1
Adjusted EBIT Margin	10.9%	10.7%		11.7%	10.6%	

**Extraordinary items for revenue are recorded in the audiovisual area*
***Extraordinary items for expenditures are recorded in all business units*

Good performance in Education revenue has partially offset the drop in revenues from advertising, circulation and subscription. **Without the extraordinary items recorded in the audiovisual area,** revenues would be down 1.2%:

€ Million	JANUARY - JUNE PROFORMA			APRIL - JUNE PROFORMA		
	2011	2010	Chg.%	2011	2010	Chg.%
Advertising	315.87	342.63	(7.8)	171.86	194.12	(11.5)
Books and training	309.62	293.24	5.6	125.25	130.50	(4.0)
Newspapers and magazine sales	87.20	90.26	(3.4)	40.95	45.60	(10.2)
Subscriber revenues	448.20	465.44	(3.7)	223.32	231.02	(3.3)
Audiovisual production revenues	52.64	48.99	7.5	25.67	22.20	15.6
Other revenues	137.25	168.41	(18.5)	72.79	77.20	(5.7)
Total operating revenues	**1,350.77**	**1,408.97**	**(4.1)**	**659.84**	**700.64**	**(5.8)**
One-offs in operating revenues	**-**	**41.26**		**-**	**2.26**	
Mediapro sentence (other revenues)	-	33.00		-	0.00	
Others (other revenues)	-	8.26		-	2.26	
Total adjusted operating revenues	**1,350.77**	**1,367.71**	**(1.2)**	**659.84**	**698.38**	**(5.5)**
Other revenues, adjusted	137.25	127.15	7.9	72.79	74.94	(2.9)

Operating expenses, including amortization and depreciation, reached 1,233.54 million euros. **Total adjusted operating expenses declined by 1.5%** in the first half of 2011 compared to the same period of the last year (-6.7% in the second quarter). The breakdown is as follows:

€ Million	JANUARY - JUNE PROFORMA			APRIL - JUNE PROFORMA		
	2011	2010	Chg.%	2011	2010	Chg.%
Purchases	422.30	438.07	(3.6)	188.02	212.95	(11.7)
Outside services	389.69	377.75	3.2	200.50	190.76	5.1
Staff costs	318.34	289.37	10.0	151.36	148.00	2.3
Other operating expenses	0.23	0.12	101.7	0.18	0.02	-
Amortization and depreciation	102.98	95.83	7.5	55.92	53.06	5.4
Total operating expenses	**1,233.54**	**1,201.13**	**2.7**	**595.99**	**604.78**	**(1.5)**
One-offs in operating expenses	**30.24**	**(20.62)**		**13.51**	**(19.31)**	
Redundancies (staff costs)	30.24	2.99		13.51	1.90	
Renegotiation with suppliers (outside services)	-	(23.61)		-	(21.21)	
Total adjusted operating expenses	**1,203.29**	**1,221.75**	**(1.5)**	**582.48**	**624.09**	**(6.7)**
Adjusted outside services	389.69	401.36	(2.9)	200.50	211.97	(5.4)
Adjusted staff costs	288.10	286.38	0.6	137.85	146.10	(5.6)

EBITDA was 220.21 million euros, a pro forma decrease of 27.5% explained mostly by the extraordinary items recorded in both 2011 and 2010. **Excluding these extraordinary items, EBITDA would have shown a 3.6% increase, with an improvement in margins.**

Earnings, as calculated by the equity method, mainly included the 17.336% share in Mediaset España and the results of the Printing business and V-Me.

Earnings attributable to minority interests are mainly explained by DLJ's 25% share in Santillana, the 44% minority interest in Digital+ and the 26.51% minority interests in the Radio business.

Audiovisual

The audiovisual area recorded the following earnings:

AUDIOVISUAL*	JANUARY - JUNE PROFORMA* 2011	2010	% Chg.	APRIL - JUNE PROFORMA* 2011	2010	% Chg.
Revenues	**632.91**	**687.20**	**(7.9%)**	**319.24**	**331.14**	**(3.6%)**
Prisa TV**	506.21	567.24	(10.8%)	252.00	266.32	(5.4%)
Media Capital	118.01	120.45	(2.0%)	64.46	65.21	(1.2%)
EBITDA	**109.28**	**152.78**	**(28.5%)**	**74.36**	**73.95**	**0.6%**
% margin	**17.3%**	**22.2%**		**23.3%**	**22.3%**	
Prisa TV**	77.69	131.90	(41.1%)	55.83	59.31	(5.9%)
% margin	15.3%	23.3%		22.2%	22.3%	
Media Capital	22.61	20.87	8.3%	15.66	14.64	6.9%
% margin	19.2%	17.3%		24.3%	22.5%	
EBIT	**59.17**	**96.85**	**(38.9%)**	**49.05**	**46.48**	**5.5%**
% margin	**9.3%**	**14.1%**		**15.4%**	**14.0%**	
Prisa TV**	33.60	82.17	(59.1%)	33.55	35.04	(4.3%)
% margin	6.6%	14.5%		13.3%	13.2%	
Media Capital	16.59	14.68	13.0%	12.62	11.43	10.4%
% margin	14.1%	12.2%		19.6%	17.5%	
One-offs in operating revenues	**-**	**41.26**		**-**	**2.26**	
Mediapro sentence (Prisa TV)	-	33.00		-	-	
Others (Prisa TV)	-	8.26		-	2.26	
One- offs in operating expenses	**2.43**	**(22.43)**		**0.72**	**(20.45)**	
Redundancies	2.43	1.18		0.72	0.76	
Prisa TV	*1.81*	*1.13*		*0.13*	*0.44*	
Media Capital	*0.62*	*0.06*		*0.59*	*0.33*	
Renegotiation with suppliers (Prisa TV)	-	(23.61)		-	(21.21)	
Adjusted revenues	**632.91**	**645.95**	**(2.0%)**	**319.24**	**328.88**	**(2.9%)**
Prisa TV**	506.21	525.98	(3.8%)	252.00	264.06	(4.6%)
Media Capital	118.01	120.45	(2.0%)	64.46	65.21	(1.2%)
Adjusted EBITDA	**111.71**	**89.09**	**25.4%**	**75.08**	**51.24**	**46.5%**
% adjusted margin	17.6%	13.8%		23.5%	15.6%	
Prisa TV**	79.50	68.16	16.6%	55.95	36.27	54.3%
% margin	15.7%	13.0%		22.2%	13.7%	
Media Capital	23.23	20.93	11.0%	16.25	14.97	8.5%
% margin	19.7%	17.4%		25.2%	23.0%	
Adjusted EBIT	**61.59**	**33.16**	**85.7%**	**49.77**	**23.77**	**109.4%**
% adjusted margin	9.7%	5.1%		15.6%	7.2%	
Prisa TV**	35.41	18.43	92.1%	33.68	12.01	180.5%
% margin	7.0%	3.5%		13.4%	4.5%	
Media Capital	17.21	14.73	16.8%	13.21	11.76	12.4%
% margin	14.6%	12.2%		20.5%	18.0%	

* Cuatro figures are consolidated in 2010 as a discontinued operation.

In 2010 revenues coming from Plural from the production of certain programs for Cuatro were eliminated as Cuatro activated those costs.

2011 figures include an intercompany consolidation adjustment amounting to €9.1 million(€2.9 million in the second quarter) as those programs have been broadcasted.

** Prisa TV includes the pay TV business and other related activities.

At Prisa TV (Digital+), adjusted revenue declined by 3.8%. This change is explained by the smaller number of average subscribers in the first six months of 2011 compared with the same period in 2010, by variation in ARPU (41.5 versus 41.8 for Q1 and 41.2 versus 42.2 for Q2) and by changes in the marketing models for iPlus and Canal+Toros. Adjusted operating expenses, excluding amortisations and provisions, are down 6.8%, mostly due to renegotiation of contracts and the inclusion of costs related to the World Cup in 2010. As a result, adjusted **EBITDA has increased by 16.6%.**

The changes in strategy carried out in this business in recent months are having a positive influence on its key operating indicators.

As at June, the total **number of subscribers** was 1,790,381, distributed as follows:

Subscribers breakdown	June 2011	June 2010	Chg. Abs	December 2010	Chg. Abs
Satellite (DTH)	1,767,275	1,784,843	(17,568)	1,772,856	(5,581)
Wholesale distribution/DTT	23,106	-	23,106	11,718	11,388
TOTAL	**1,790,381**	**1,784,843**	**5,538**	**1,784,574**	**5,807**

In recent months the trend for ***DTH* subscribers** has started to change; in H1, new subscriptions increased 12.1% and cancellations fell 22.4% year on year:


-61.0
-5.6
+12.1 %
121.1
135.7
-22.4%
-182.1
-141.3
Gross additions
Cancellations
January-June 2010
January-June 2011

The second quarter of the year normally reflects a seasonal decline in the commercial activity, mainly due to the end of sport competitions. The evolution of DTH subscribers in this period, in thousands of subscribers, is as follows:


-70.5
-14.0
-18.6
2Q09
2Q10
2Q11

The second quarter of 2010 registered a positive impact in the number of subscribers due to the Football World Cup.

The 2Q 2011 ARPU for DTH subscribers was 41.2, as compared to 42.2 in the previous period, and the cancellation rate continued to decrease, reaching 14.2% in June 2011 (18.2% in June 2010). The change in ARPU by quarter is as follows:

Change in ARPU for DIGITAL+ (DTH) (euros)


€-0.3
€-1.0
41.8
41.5
42.2
41.2
41.1
41.7
2010
2011
1Q
2Q
3Q
4Q

The number of subscribers to ***iPlus*** as of June was 415,735, up by 110,356 from December 2010. As for multiroom, as of June 2011 there were 215,803 customers subscribed to this service, equal to 12% penetration.

iPlus: Subscribers (in thousands) and penetration


5%
6%
9%
14%
17%
21%
24%
100
110
169
246
305
369
416
2009
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11

Multi+: Subscribers (in thousands) and penetration


2%
2%
3%
6%
9%
11%
12%
39
43
56
104
165
201
216
2009
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11

Subscribers through iptv totaled 21,893, driven by agreements reached with the various service providers. The company continues to work towards reaching agreements with the rest of the providers.

Media Capital recorded revenue of 118.01 million euros and adjusted EBITDA of 23.23 million euros (+11.0%).

Despite the adverse economic environment Portugal is experiencing, TVI, Portugal's leading free-to-air television station, has achieved operating revenue of 77.62 million euros (+2.0%).Its advertising revenues have dropped 5% year on year, compared with an estimated average drop of 8% for Portugal's free-to-air television market as a whole. The increase in revenues from Call TV has neutralized the impact of the drop in advertising revenues.

According to Marktest, TVI has maintained its leadership position, attaining an audience share of 34.3% for the full 24 hours and 38.2% in prime time for the first half of 2011.

Education

EDUCATION- PUBLISHING	JANUARY - JUNE 2011	JANUARY - JUNE 2010	JANUARY - JUNE % Chg.	APRIL - JUNE 2011	APRIL - JUNE 2010	APRIL - JUNE % Chg.
Revenues	319.01	300.06	6.3%	133.23	135.30	(1.5%)
EBITDA	78.04	73.22	6.6%	15.23	19.43	(21.6%)
% margin	24.5%	24.4%		11.4%	14.4%	
EBIT	45.54	50.34	(9.5%)	(4.25)	3.12	---
% margin	14.3%	16.8%		(3.2%)	2.3%	
One-offs in operating expenses	1.93	1.55		1.09	1.00	
Redundancies	1.93	1.55		1.09	1.00	
Adjusted EBITDA	79.97	74.77	7.0%	16.32	20.43	(20.1%)
% adjusted margin	25.1%	24.9%		12.3%	15.1%	
Adjusted EBIT	47.47	51.88	(8.5%)	(3.16)	4.12	(176.8%)
% adjusted margin	14.9%	17.3%		(2.4%)	3.0%	

Revenue from Education registered a 6.3% increase, and EBITDA reached 78.04 million euros, up 6.6%.

All the Southern Area countries have registered significant growth in their campaigns. Notable examples are **Brazil** (+12.7%), **Argentina** (+13.9%), **Chile** (+10.1%), **Colombia** (+26.2%) and **Peru** (+7.4%).

In the Northern Area, **Mexico** increased revenues by 4.8%. In **Spain** revenues were down 12.9% year to date (+1.8% in Q2) explained totally by the worst performance of Consumer Books which is being affected by the macroeconomic environment. The education Campaign in Spain has just started with a good evolution, although the main part of the campaign is registered in Q3.

In the second quarter of the year the **currency exchange rate** has negatively affected operating revenues in 7.1 million euros. Disregarding this effect, operating revenues would have increased by 3.7% in the second quarter. The currency exchange rate has had a favorable effect in the first half of 4.76 million euro contribution to revenue, especially in Brazil. At a constant exchange rate, revenue for the business unit would have grown by 4.7%.

The breakdown of revenue by geographic area was as follows:

January-June 2011


Others
11%
Brazil
31%
Mexico
14%
Colombia
4%
Chile
7%
Spain
& Portugal
19%
Argentina
8%
Peru
6%

January-June 2010


Others
11%
Brazil
29%
Mexico
14%
Colombia
3%
Chile
7%
Spain
& Portugal
23%
Argentina
7%
Peru
6%

Radio

RADIO	JANUARY - JUNE			APRIL - JUNE		
	2011	2010	% Chg.	2011	2010	% Chg.
Revenues	**185.05**	**197.47**	**(6.3%)**	**101.63**	**114.09**	**(10.9%)**
Advertising	*161.79*	*171.94*	*(5.9%)*	*87.67*	*98.49*	*(11.0%)*
Others	*23.26*	*25.53*	*(8.9%)*	*13.97*	*15.60*	*(10.5%)*
EBITDA	**37.42**	**51.43**	**(27.2%)**	**22.81**	**34.67**	**(34.2%)**
% margin	20.2%	26.0%		22.4%	30.4%	
EBIT	**26.46**	**43.16**	**(38.7%)**	**16.62**	**30.23**	**(45.0%)**
% margin	14.3%	21.9%		16.3%	26.5%	
One-offs in operating expenses	**9.14**	**-**		**6.89**	**-**	
Redundancies	9.14	-		6.89	-	
Adjusted EBITDA	**46.56**	**51.43**	**(9.5%)**	**29.69**	**34.67**	**(14.4%)**
% adjusted margin	25.2%	26.0%		29.2%	30.4%	
Adjusted EBIT	**35.60**	**43.16**	**(17.5%)**	**23.50**	**30.23**	**(22.3%)**
% adjusted margin	19.2%	21.9%		23.1%	26.5%	

In the first half of the year, **revenue from radio** stood at 185.05 million euros, reflecting a drop of 6.3%. Excluding the impact of the 2010 World Cup, total advertising revenues from radio would have fallen 3.5% (-7.0% in the second quarter).

In **Spain**, revenue fell by 4.4%, due both to the weak performance of the advertising market and the impact of the World Cup on 2010 figures. This drop was moderated by the positive performance of revenue from **Latin America**, up 8.5% (Colombia: +5.1%, Chile: +18.0%). 2010 Latin America revenues were influenced by both the World Cup and the elections in Colombia.

The breakdown of revenue by geographic area is as follows:

January-June 2011


Latam
31%
Spain
69%

January-June 2010


Latam
27%
Spain
73%

EBITDA was affected negatively by restructuring costs, which totaled 9.14 million euros. Excluding the effect of the restructuring plan, EBITDA would have dropped by 9.5%.

The **second survey of EGM** for 2011 confirms SER's absolute leadership: with 4,038,000 listeners, it has one and a half million more listeners than its nearest competitor. As for music stations, 40 Principales' ratings remain in the number one spot with almost 4 million listeners. The Group's other music stations have also performed very positively.

Press

PRESS	JANUARY - JUNE 2011	JANUARY - JUNE 2010	JANUARY - JUNE % Chg.	APRIL - JUNE 2011	APRIL - JUNE 2010	APRIL - JUNE % Chg.
Revenues	**204.16**	**206.19**	**(1.0%)**	**98.67**	**109.65**	**(10.0%)**
Advertising	*78.08*	*90.85*	*(14.1%)*	*41.72*	*51.11*	*(18.4%)*
Circulation	*88.42*	*91.87*	*(3.8%)*	*41.61*	*46.39*	*(10.3%)*
Add-ons and others	*37.66*	*23.46*	*60.5%*	*15.33*	*12.15*	*26.2%*
EBITDA	**17.54**	**24.53**	**(28.5%)**	**15.34**	**17.08**	**(10.2%)**
% margin	8.6%	11.9%		15.5%	15.6%	
EBIT	**11.91**	**17.97**	**(33.7%)**	**12.53**	**13.07**	**(4.2%)**
% margin	5.8%	8.7%		12.7%	11.9%	
One-offs in operating expenses	**13.97**	**0.06**		**3.27**	**0.06**	
Redundancies	13.97	0.06		3.27	0.06	
Adjusted EBITDA	**31.51**	**24.59**	**28.2%**	**18.61**	**17.14**	**8.6%**
% adjusted margin	15.4%	11.9%		18.9%	15.6%	
Adjusted EBIT	**25.88**	**18.02**	**43.6%**	**15.80**	**13.13**	**20.3%**
% adjusted margin	12.7%	8.7%		16.0%	12.0%	

Press saw its revenue drop by 1.0% in the first half of 2011 to 204.16 million euros. Excluding the impact of the World Cup, the unit's revenues would have remained stable.

In the first half of 2011, in Spain's ***advertising market***, Press has been the hardest-hit sector. Collectively, the Group's print media experienced a decline of 14.1%.

Revenue from ***circulation*** fell by 3.8%, and the circulation of the newspapers broke down as follows:

	January-June 2011	January-June 2010	Chg. %
El País	382,908	383,655	(0.2%)
AS	194,639	204,792	(5.0%)
Cinco Días	32,359	31,530	2.6%

Source: OJD. 2011 figures not audited.

El País is the only major general interest newspaper to maintain its circulation figures in the first six months of the year as compared to the same period in 2010. AS fall by 5% and is closer to its nearest competitor, which dropped by 7%. Cinco Días is the only business and finance daily to show growth in the first half of the year.

Operating revenues also include 2011 revenues from tax deductions and subsidies for R&D and other special events.

EBITDA totaled 17.54 million euros, down from the 24.53 million recorded in the same period last year. This performance was due both to the downturn in the advertising market and circulation figures and to restructuring costs, which totaled 13.97 million euros. Excluding the impact of restructuring costs, EBITDA would have grown by 28.2%.

The **second survey of EGM** for 2011 confirms El País's leadership position as the most widely read general paid newspaper with almost two million daily readers, furthering its lead over its nearest competitor compared with the previous survey.

Digital

The Group's digital business revenue for the first half of the year totaled 29.29 million euros, a 20.9% increase over the same period last year.

Advertising revenue in this area totaled 15.07 million euros, a 14.7% increase over last year. Within Spain's advertising market, the online segment is the only one to have recorded significant growth in the first half of the fiscal year.

The impetus the Group is placing on the entire digital area of each of its businesses is clearly reflected in **increased traffic**, which in H1 rose 33.1% year on year. The monthly average number of unique visitors to the Group's sites, in millions, changed as follows:


January-June 2010
January-June 2011
48.4
64.4
17.1
25.4
14.4
19.6
1.4
1.9
7.0
7.8
5.4
5.9
6.2
6.0
TOTAL
ELPAIS.com
AS.com
5Dias.com
Radio in Spain
Radio Latam
Media Capital

Source: *Omniture site catalyst, Netscope, and Certifica.com.*

The Group continues to promote its digital development across business lines in all its units with a very consumer-oriented model to offer more appealing, valuable marketing options for advertisers and to sell products more suitably, besides seeking new business development lines.

In May, Prisa shored up its e-commerce division with the launch of **Planeo**, a website which offers a range of discounts on top quality leisure, travel, sport and beauty products.

Efficiency Plan

At the start of FY 2011 the Group began implementing a **restructuring plan** with the goal of right-sizing the company, rationalizing resources, and homogenizing and centralizing Group-wide processes. This restructuring plan involves a range of measures, such as outsourcing, a voluntary severance incentive program, and early retirements.

During the first semester of 2011, negotiations with Trade Unions have been finalized successfully, which will allow the implementation of the full plan. Total cost estimated for the initiatives amount to 114.7 million euros, which includes initiatives of 6 million euros corresponding to 2010. Payback will be 1.4 years and it is expected to be fully completed by the first quarter of 2012.

In the first half of 2011, 30.24 million euros were registered as expenses for compensation paid under this plan. Savings from this plan will be realized throughout the year.

PRISA is the world's leading company in the cultural, educational, information and entertainment markets in Spanish and Portuguese, thanks to its multichannel offer of top quality products. It operates in 22 countries, reaching over 50 million users through its global brands, such as *El País*, 40 Principales, Alfaguara and Santillana. As brand leader in mainstream press, free-to-air TV and pay TV, talk radio and music radio, education, and publishing, it is one of the most profitable media groups in the world, with an extraordinary range of assets.

For further information:

Grupo Prisa
Investor Relations Department
Gran Vía 32, 6ª Planta
Telephone: +34- 91-330-10-85
Fax: +34- 91-330-10-88
E-mail: ir@prisa.com
www.prisa.com

Grupo Albión
Alejandra Moore
Alcalá 4, 6ª Planta
Telephone: +34 91 531 23 88
E-mail: amoore@grupoalbion.net

Financial Dynamics
Mateo Millet
200 State Street, 9th Floor Boston, MA 02109
Telephone: +1- 617-897-1533
E-mail: mateo.millett@fd.com

David Press
88 Pine Street, 32nd Floor New York, NY, 10005
Telephone: +1 (212) 850-574
E-mail: David.Press@fd.com

APPENDIXES

Appendix I. BALANCE SHEET

€ Million	ASSETS 06/30/2011	ASSETS 12/31/2010
FIXED ASSETS	**6,348.93**	**6,293.49**
Property, plan and equipment	305.31	295.56
Goodwill	3,897.93	3,903.51
Intangible assets	369.43	360.51
Long term financial investments	113.29	70.61
Investment in associates	619.13	613.54
Deferred tax assets	1,040.95	1,046.03
Other non current assets	2.89	3.72
CURRENT ASSETS	**1,792.72**	**1,854.31**
Inventories	205.51	203.15
Accounts receivable	1,389.28	1,245.91
Short term financial investments	83.19	160.26
Cash & cash equivalents	114.74	244.99
ASSETS HELD FOR SALE	**0.27**	**3.65**
TOTAL ASSETS	**8,141.91**	**8,151.45**

€ Million	LIABILITIES 06/30/2011	LIABILITIES 12/31/2010
SHAREHOLDERS EQUITY	**2,604.96**	**2,650.19**
Issued capital	84.79	84.70
Reserves	1,913.85	2,007.70
Income attributable to the parent company	11.10	(72.87)
Minority interest	595.23	630.66
NON CURRENT LIABILITIES	**3,603.71**	**3,526.50**
Long term financial debt	2,989.11	2,931.19
Other long term financial liabilities	377.83	362.75
Deferred tax liabilities	26.17	28.56
Provisions	193.12	185.59
Other non current liabilities	17.48	18.41
CURRENT LIABILITIES	**1,933.25**	**1,974.77**
Short term financial debt	393.10	411.11
Other current financial liabilities	70.57	17.79
Trade accounts payable	1,136.65	1,234.85
Other short term liabilities	299.88	280.63
Accrual accounts	33.06	30.40
TOTAL LIABILITIES	**8,141.91**	**8,151.45**

Appendix II. TOTAL NET FINANCIAL POSITION

€ Million		
NET DEBT	06/30/2011	12/31/2010
Prisa (includes Media Capital)	3,170.26	3,069.14
Prisa TV	14.01	(132.09)
Net financial debt	**3,184.28**	**2,937.05**
Other financial debt	281.72	275.74
Total net debt	**3,465.99**	**3,212.79**

The "Other financial debt" item includes 108.44 million euros in liability from the obligation generated by the annual preferred dividend commitment to DLJ, as well as 173.27 million euros in liability for the present value of the dividend owed to holders of the convertible non-voting shares that the company issued as part of the operation to strengthen its capital base.

Appendix III. BREAKDOWN OF INVESTMENTS

€ Million	CAPEX 2011	Long term financial Invesments 2011	TOTAL 2011
Audiovisual	**65.18**	**7.84**	**73.02**
Prisa TV	62.59	7.84	70.42
Media Capital	2.59	---	2.59
Education- Publishing	**31.95**	**---**	**31.95**
Radio	**3.49**	**0.43**	**3.92**
Radio in Spain	1.62	0.43	2.05
International Radio	1.80	---	1.80
Music	0.07	---	0.07
Press	**0.26**	**7.10**	**7.36**
El País	0.22	---	0.22
Cinco Días	0.02	---	0.02
Others	0.02	7.10	7.12
Others	**13.82**	**0.98**	**14.80**
Prisa	0.31	---	0.31
Digital	13.22	0.13	13.35
Others	0.29	0.85	1.14
Total	**114.71**	**16.34**	**131.05**

Prisa TV's CAPEX includes the acquisition of digital cards and decoders because of a change in the iPlus marketing model, from a sales model to one in which it is made available in exchange for a

periodic fee. It also includes costs incurred in the processes of installing and activating new subscribers and investments in new IT projects for the rendering of TV services.

Of note in the Digital area is the CAPEX investment to create a new digital multimedia platform to integrate content from the various business units, get better information about our consumers, and create new business models based on segmentation and serving networked communities.

Appendix IV. CASH FLOW STATEMENT

€ Million	06/30/2011	06/30/2010 PROFORMA*
EBITDA	**220.21**	**303.67**
Change in working capital	(209.10)	(163.32)
Cash flow from operating activities	**11.10**	**140.35**
Capex	(114.70)	(66.57)
Financial investments	(16.35)	(12.18)
Cash flow from investing activities	**(131.05)**	**(78.74)**
Interests paid	(57.93)	(61.19)
Dividends paid	(28.11)	(1.83)
Dividends received	25.25	---
Financing to associates	(22.47)	---
Warrants exercise	1.76	---
Other	(12.48)	(8.41)
Cash flow from financing activities	**(93.98)**	**(71.43)**
Taxes paid	(28.08)	(14.91)
Other	(20.41)	(16.91)
Cash flow	**(262.41)**	**(41.64)**
Sale of 10% Media Capital	23.74	---
Sale of 25% Santillana	---	278.62
Cash flow from special operations	**23.74**	**278.62**
Cash flow after special operations	**(238.66)**	**236.98**

* Considering Cuatro as a discontinued operation

Investment in working capital in both periods was due both to Prisa TV and to the seasonality of Santillana's business.

The increase in operating investments was mainly due to the fact that Digital+ changed the iPlus marketing model, and due to investment in creating a new digital platform.

Dividend payments in 2011 basically reflect payments to third parties by the Digital+ business. On the flipside, dividend income corresponds to the 17.336% stake in Mediaset España.

Financing for subsidiaries includes a loan granted to the printing business.

Appendix V. BREAKDOWN OF OPERATING REVENUE

Below is a breakdown of pro forma operating revenue (treating Cuatro as a discontinuing operation in 2010) by business line, business unit and geographical origin:

V.I. By business line


January-June 2011
January-June 2010
33%
23%
23%
4%
6%
11%
33%
24%
21%
3%
6%
13%
Subscribers
Advertising
Books and Training
Audiovisual Production
Newspapers and magazines
Others

V.II. By business unit


January-June 2011
Press 15%
Audiovisual 47%
Education-Publishing 24%
Radio 14%
January-June 2010
Others 1%
Press 15%
Audiovisual 49%
Education-Publishing 21%
Radio 14%

V.III. By geographical origin

January-June 2011


31%
69%
Spain
International

January-June 2010


28%
72%

In the first half of 2011, 31% of revenue came from the international area (against 28% in June 2010), of which 62.0% is from Santillana, 22.8% from Media Capital and the rest mostly from international radio.

In the international area, revenue by country was as follows:

January-June 2011


Others 10%
Peru 4%
Brasil 24%
Mexico 12%
Portugal 24%
Argentina 7%
Chile 8%
Colombia 11%

January-June 2010


Peru 4%
Others 8%
Brazil 23%
Mexico 13%
Argentina 7%
Portugal 26%
Chile 8%
Colombia 11%

Revenue from the international area includes a noteworthy contribution by Brazil and Portugal (48% of the total). The international area as a whole maintained a significant growth rate, recording 7.6% year-on-year growth, including strong growth in revenue from Latin America (up 11.4%).

Appendix VI. FINANCIAL DATA BY BUSINESS UNIT

VI.I. Operating revenue

OPERATING REVENUES	JANUARY - JUNE PROFORMA*		
€ Million	2011	2010	% Chg.
Audiovisual	**632.91**	**687.20**	**(7.9%)**
Prisa TV **	506.21	567.24	(10.8%)
Subscribers	448.20	465.44	(3.7%)
Advertising	8.52	9.11	(6.4%)
Others	49.49	92.69	(46.6%)
Media Capital	118.01	120.45	(2.0%)
Consolidation Adjustments	8.69	(0.49)	---
Education - Publishing	**319.01**	**300.06**	**6.3%**
Spain & Portugal	60.38	69.29	(12.9%)
Latam & USA	258.63	230.77	12.1%
Radio	**185.05**	**197.47**	**(6.3%)**
Radio in Spain	124.08	129.82	(4.4%)
International Radio	57.79	53.28	8.5%
Music	7.80	16.38	(52.4%)
Consolidation Adjustments	(4.62)	(2.00)	(130.5%)
Press	**204.16**	**206.19**	**(1.0%)**
El Pais	141.18	143.70	(1.8%)
AS	39.78	39.73	0.1%
Cinco Días	9.07	8.23	10.2%
Magazines	16.44	16.90	(2.7%)
Consolidation Adjustments	(2.32)	(2.37)	1.9%
Other Revenues	**61.53**	**52.65**	**16.9%**
Distribution	9.37	9.34	0.4%
Advertising Commercialization	12.37	12.18	1.5%
Others***	39.79	31.13	27.8%
Consolidation Adjustments	**(51.89)**	**(34.60)**	**(50.0%)**
TOTAL	**1,350.77**	**1,408.97**	**(4.1%)**

*Cuatro figures are consolidated in 2010 as a discontinued operation.
**Prisa TV includes the Pay TV and other related activities
*** Others include mainly the activities from Head Quarters.

VI.II. Advertising

ADVERTISING	JANUARY - JUNE PROFORMA*		
€ Million	2011	2010	% Chg.
Audiovisual	**79.19**	**82.42**	**(3.9%)**
Prisa TV	8.52	9.11	(6.4%)
Media Capital	70.67	73.31	(3.6%)
Radio	**161.79**	**171.94**	**(5.9%)**
Radio in Spain	107.90	118.64	(9.1%)
International Radio	53.64	51.50	4.2%
Music	0.39	1.86	(79.0%)
Consolidation Adjustments	(0.14)	(0.06)	(120.0%)
Press	**78.08**	**90.85**	**(14.1%)**
El Pais	57.03	67.38	(15.3%)
AS	10.26	12.02	(14.7%)
Cinco Días	4.67	4.82	(3.1%)
Magazines	6.24	6.74	(7.4%)
Consolidation Adjustments	(0.12)	(0.10)	(18.4%)
Others	**1.23**	**0.76**	**61.2%**
Consolidation Adjustments	**(4.43)**	**(3.34)**	**(32.6%)**
TOTAL	315.87	342.63	(7.8%)

*Cuatro figures are consolidated in 2010 as a discontinued operation.

VI.III. Operating expenses

OPERATING EXPENSES	JANUARY - JUNE PROFORMA*		
€ Million	2011	2010	% Chg.
Audiovisual	**573.74**	**590.35**	**(2.8%)**
Prisa TV**	472.62	485.06	(2.6%)
Media Capital	101.41	105.77	(4.1%)
Consolidation Adjustments	(0.29)	(0.48)	40.1%
Education - Publishing	**273.47**	**249.73**	**9.5%**
Spain & Portugal	70.76	72.44	(2.3%)
Latam & USA	202.71	177.29	14.3%
Radio	**158.59**	**154.31**	**2.8%**
Radio in Spain	107.15	96.52	11.0%
International Radio	46.48	44.83	3.7%
Music	9.58	14.97	(36.0%)
Consolidation adjustments	(4.62)	(2.00)	(130.5%)
Press	**192.25**	**188.22**	**2.1%**
El Pais	137.72	129.21	6.6%
AS	31.73	34.98	(9.3%)
Cinco Dias	8.77	8.20	7.0%
Magazines	15.75	16.93	(7.0%)
Consolidation Adjustments	(1.72)	(1.10)	(57.0%)
Other Expenses	**88.89**	**63.53**	**39.9%**
Distribution	8.86	8.79	0.7%
Advertising Commercialization	12.80	11.42	12.1%
Others***	67.23	43.32	55.2%
Consolidation Adjustments	**(53.39)**	**(45.01)**	**(18.6%)**
TOTAL	**1,233.54**	**1,201.13**	**2.7%**

*Cuatro figures are consolidated in 2010 as a discontinued operation.
** Prisa TV includes the Pay TV and other related activities
*** Others include mainly the activities from Head Quarters. Provisions for owned companies are excluded.

VI.IV. EBITDA

EBITDA	JANUARY - JUNE PROFORMA*		
€ Million	2011	2010	% Chg.
Audiovisual	**109.28**	**152.78**	**(28.5%)**
% margin	**17.3%**	**22.2%**	
Prisa TV**	77.69	131.90	(41.1%)
% margin	15.3%	23.3%	
Media Capital	22.61	20.87	8.3%
% margin	19.2%	17.3%	
Consolidation Adjustments	8.98	0.00	---
Education - Publishing	**78.04**	**73.22**	**6.6%**
% margin	**24.5%**	**24.4%**	
Spain&Portugal	0.03	3.89	(99.2%)
% margin	0.1%	5.6%	
Latam & USA	78.01	69.34	12.5%
% margin	30.2%	30.0%	
Radio	**37.42**	**51.43**	**(27.2%)**
% margin	**20.2%**	**26.0%**	
Radio in Spain	24.21	37.81	(36.0%)
% margin	19.5%	29.1%	
International Radio	14.40	11.45	25.8%
% margin	24.9%	21.5%	
Music	(1.20)	2.17	(155.2%)
% margin	(15.3%)	13.2%	
Press	**17.54**	**24.53**	**(28.5%)**
% margin	**8.6%**	**11.9%**	
El Pais	8.10	18.92	(57.2%)
% margin	5.7%	13.2%	
AS	8.70	5.22	66.7%
% margin	21.9%	13.1%	
Cinco Dias	0.49	0.15	---
% margin	5.3%	1.8%	
Magazines	0.84	0.14	---
% margin	5.1%	0.8%	
Others	**(22.08)**	**1.71**	**---**
Distribution	0.80	0.85	(6.4%)
% margin	8.5%	9.1%	
Advertising Commercialization	(0.16)	1.10	(114.7%)
% margin	(1.3%)	9.0%	
Others***	(22.71)	(0.24)	---
TOTAL	**220.21**	**303.67**	**(27.5%)**
% margin	**16.3%**	**21.6%**	

*Cuatro figures are consolidated in 2010 as a discontinued operation.
** Prisa TV includes the Pay TV and other related activities
*** Others include mainly Head Quarters.

VI.V. EBIT

EBIT	JANUARY - JUNE PROFORMA*		
€ Million	2011	2010	% Chg.
Audiovisual	**59.17**	**96.85**	**(38.9%)**
% margin	**9.3%**	**14.1%**	
Prisa TV**	33.60	82.17	(59.1%)
% margin	6.6%	14.5%	
Media Capital	16.59	14.68	13.0%
% margin	14.1%	12.2%	
Consolidation Adjustments	8.98	0.00	---
Education - Publishing	**45.54**	**50.34**	**(9.5%)**
% margin	**14.3%**	**16.8%**	
Spain&Portugal	(10.38)	(3.15)	---
% margin	(17.2%)	(4.5%)	
Latam&USA	55.92	53.48	4.6%
% margin	21.6%	23.2%	
Radio	**26.46**	**43.16**	**(38.7%)**
% margin	**14.3%**	**21.9%**	
Radio in Spain	16.93	33.30	(49.1%)
% margin	13.6%	25.7%	
International Radio	11.30	8.45	33.8%
% margin	19.6%	15.9%	
Music	(1.78)	1.41	---
% margin	(22.8%)	8.6%	
Press	**11.91**	**17.97**	**(33.7%)**
% margin	**5.8%**	**8.7%**	
El Pais	3.46	14.49	(76.1%)
% margin	2.5%	10.1%	
AS	8.06	4.75	69.5%
% margin	20.3%	12.0%	
Cinco Dias	0.30	0.04	---
% margin	3.3%	0.4%	
Magazines	0.70	(0.04)	---
% margin	4.2%	(0.2%)	
Others	**(25.86)**	**(0.47)**	**---**
Distribution	0.52	0.54	(4.6%)
% margin	5.5%	5.8%	
Advertising Commercialization	(0.44)	0.76	(157.7%)
% margin	(3.5%)	6.2%	
Others***	(25.94)	(1.77)	---
TOTAL	**117.23**	**207.84**	**(43.6%)**
% margin	**8.7%**	**14.8%**	

* Cuatro figures are consolidated in 2010 as a discontinued operation.

** Prisa TV includes the Pay TV and other related activities

*** Others include mainly the activities from Head Quarters. Provisions for owned companies are excluded.

Appendix VII. QUARTERLY FINANCIAL DATA BY BUSINESS UNIT

VII.I. Operating revenue

OPERATING REVENUES	2011		2010 PROFORMA*		%Chg.2011/2010 PROFORMA	
€ Million	Q1	Q2	Q1	Q2	Q1	Q2
Audiovisual	**313.67**	**319.24**	**356.07**	**331.14**	**(11.9%)**	**(3.6%)**
Prisa TV	254.21	252.00	300.92	266.32	(15.5%)	(5.4%)
Subscribers	224.88	223.32	234.42	231.03	(4.1%)	(3.3%)
Advertising	4.20	4.32	3.96	5.15	6.3%	(16.2%)
Others	25.13	24.36	62.54	30.14	(59.8%)	(19.2%)
Media Capital	53.55	64.46	55.24	65.21	(3.1%)	(1.2%)
Consolidation Adjustments	5.91	2.78	(0.09)	(0.39)	---	---
Education - Publishing	**185.78**	**133.23**	**164.76**	**135.30**	**12.8%**	**(1.5%)**
Spain & Portugal	6.09	54.29	16.07	53.22	(62.1%)	2.0%
Latam & USA	179.69	78.94	148.69	82.08	20.8%	(3.8%)
Radio	**83.42**	**101.63**	**83.38**	**114.09**	**0.0%**	**(10.9%)**
Radio in Spain	56.89	67.19	56.92	72.90	(0.1%)	(7.8%)
International Radio	26.29	31.50	21.99	31.28	19.5%	0.7%
Music	2.89	4.91	5.67	10.70	(49.0%)	(54.1%)
Consolidation Adjustments	(2.65)	(1.97)	(1.21)	(0.80)	(119.8%)	(146.7%)
Press	**105.49**	**98.67**	**96.54**	**109.65**	**9.3%**	**(10.0%)**
El Pais	75.53	65.65	67.05	76.65	12.6%	(14.3%)
AS	18.85	20.93	18.49	21.24	2.0%	(1.4%)
Cinco Días	4.27	4.80	3.92	4.31	8.9%	11.4%
Magazines	8.02	8.43	8.37	8.53	(4.2%)	(1.2%)
Consolidation Adjustments	(1.18)	(1.14)	(1.30)	(1.07)	9.0%	(6.7%)
Other Revenues	**30.09**	**31.44**	**20.38**	**32.27**	**47.7%**	**(2.6%)**
Distribution	4.49	4.89	4.26	5.07	5.2%	(3.6%)
Advertising commercialization	6.30	6.07	2.97	9.21	112.5%	(34.2%)
Others	19.30	20.49	13.15	17.98	46.8%	13.9%
Consolidation adjustments	**(27.52)**	**(24.37)**	**(12.80)**	**(21.81)**	**(115.1%)**	**(11.8%)**
TOTAL	690.93	659.84	708.33	700.64	(2.5%)	(5.8%)

*Cuatro figures are consolidated in 2010 as a discontinued operation.

VII.II. Advertising

ADVERTISING € Million	2011 Q1	2011 Q2	2010 PROFORMA* Q1	2010 PROFORMA* Q2	%Chg.2011/2010 PROFORMA Q1	%Chg.2011/2010 PROFORMA Q2
Audiovisual	**35.32**	**43.87**	**36.47**	**45.95**	**(3.1%)**	**(4.5%)**
Prisa TV	4.20	4.32	3.96	5.15	6.3%	(16.2%)
Media Capital	31.12	39.55	32.51	40.79	(4.3%)	(3.0%)
Radio	**74.13**	**87.67**	**73.45**	**98.49**	**0.9%**	**(11.0%)**
Radio in Spain	49.54	58.37	51.55	67.10	(3.9%)	(13.0%)
International Radio	24.50	29.14	21.27	30.23	15.2%	(3.6%)
Music	0.12	0.27	0.64	1.22	(80.7%)	(78.2%)
Consolidation adjustments	(0.04)	(0.10)	(0.00)	(0.06)	---	(72.1%)
Press	**36.36**	**41.72**	**39.74**	**51.11**	**(8.5%)**	**(18.4%)**
El Pais	26.51	30.53	30.27	37.11	(12.4%)	(17.7%)
AS	4.66	5.59	4.61	7.41	1.1%	(24.5%)
Cinco Días	2.31	2.37	2.23	2.59	3.5%	(8.7%)
Magazines	2.98	3.26	2.87	3.86	3.7%	(15.7%)
Consolidation adjustments	(0.10)	(0.02)	(0.24)	0.14	59.9%	(115.1%)
Others	**0.59**	**0.63**	**0.55**	**0.21**	**7.8%**	**---**
Consolidation adjustments	**(2.39)**	**(2.04)**	**(1.70)**	**(1.64)**	**(40.6%)**	**(24.4%)**
TOTAL	**144.01**	**171.86**	**148.51**	**194.12**	**(3.0%)**	**(11.5%)**

*Cuatro figures are consolidated in 2010 as a discontinued operation.

VII.III. Operating expenses

OPERATING EXPENSES	2011		2010 PROFORMA*		%Chg.2011/2010 PROFORMA*	
€ Million	Q1	Q2	Q1	Q2	Q1	Q2
Audiovisual	**303.55**	**270.19**	**305.69**	**284.66**	**(0.7%)**	**(5.1%)**
Prisa TV	254.16	218.45	253.78	231.28	0.1%	(5.5%)
Media Capital	49.58	51.84	52.00	53.78	(4.7%)	(3.6%)
Consolidation adjustments	(0.19)	(0.10)	(0.09)	(0.39)	(101.1%)	73.7%
Education - Publishing	**135.99**	**137.48**	**117.54**	**132.19**	**15.7%**	**4.0%**
Spain & Portugal	26.91	43.85	28.47	43.97	(5.5%)	(0.3%)
Latam & USA	109.07	93.63	89.07	88.21	22.5%	6.1%
Radio	**73.57**	**85.02**	**70.45**	**83.86**	**4.4%**	**1.4%**
Radio in Spain	49.31	57.83	45.02	51.50	9.5%	12.3%
International Radio	23.49	22.99	20.89	23.94	12.5%	(4.0%)
Music	3.41	6.16	5.75	9.22	(40.6%)	(33.1%)
Consolidation adjustments	(2.65)	(1.97)	(1.21)	(0.80)	(119.5%)	(147.2%)
Press	**106.10**	**86.14**	**91.65**	**96.57**	**15.8%**	**(10.8%)**
El Pais	78.04	59.69	62.75	66.47	24.4%	(10.2%)
AS	15.86	15.87	16.84	18.14	(5.8%)	(12.5%)
Cinco Dias	4.91	3.86	4.08	4.12	20.5%	(6.3%)
Magazines	8.45	7.30	8.71	8.23	(2.9%)	(11.3%)
Consolidation adjustments	(1.16)	(0.57)	(0.72)	(0.37)	(59.7%)	(51.7%)
Other Expenses	**45.32**	**43.58**	**26.38**	**37.15**	**71.8%**	**17.3%**
Distribution	4.42	4.44	4.14	4.66	6.8%	(4.7%)
Advertising commercialization	6.54	6.26	2.73	8.69	140.0%	(28.0%)
Others	34.36	32.88	19.51	23.81	76.1%	38.1%
Consolidation adjustments	**(26.98)**	**(26.41)**	**(15.36)**	**(29.66)**	**(75.7%)**	**10.9%**
TOTAL	**637.55**	**595.99**	**596.35**	**604.78**	**6.9%**	**(1.5%)**

*Cuatro figures are consolidated in 2010 as a discontinued operation.

VII.IV. EBITDA

EBITDA	2011		2010 PROFORMA*		%Chg 2011/2010 PROFORMA*	
€ Million	Q1	Q2	Q1	Q2	Q1	Q2
Audiovisual	**34.92**	**74.36**	**78.83**	**73.95**	**(55.7%)**	**0.6%**
% margin	**11.1%**	**23.3%**	**22.1%**	**22.3%**		
Prisa TV	21.86	55.83	72.60	59.31	(69.9%)	(5.9%)
% margin	8.6%	22.2%	24.1%	22.3%		
Media Capital	6.96	15.65	6.23	14.64	11.6%	6.9%
% margin	13.0%	24.3%	11.3%	22.4%		
Consolidation Adjustments	6.10	2.88	0.00	0.00		
Education - Publishing	**62.81**	**15.23**	**53.79**	**19.44**	**16.8%**	**(21.6%)**
% margin	**33.8%**	**11.4%**	**32.6%**	**14.4%**		
Spain&Portugal	(18.20)	18.23	(12.54)	16.43	(45.2%)	11.0%
% margin	(298.7%)	33.6%	(78.0%)	30.9%		
Latam&USA	81.01	(3.00)	66.33	3.01	22.1%	(199.9%)
% margin	45.1%	(3.8%)	44.6%	3.7%		
Radio	**14.62**	**22.80**	**16.76**	**34.67**	**(12.8%)**	**(34.2%)**
% margin	**17.5%**	**22.4%**	**20.1%**	**30.4%**		
Radio in Spain	10.64	13.57	13.97	23.85	(23.8%)	(43.1%)
% margin	18.7%	20.2%	24.5%	32.7%		
International Radio	4.18	10.22	2.50	8.95	67.3%	14.2%
% margin	15.9%	32.4%	11.4%	28.6%		
Music	(0.21)	(0.99)	0.29	1.87	(170.5%)	(152.8%)
% margin	(7.1%)	(20.2%)	5.1%	17.5%		
Press	**2.20**	**15.34**	**7.45**	**17.08**	**(70.4%)**	**(10.2%)**
% margin	**2.1%**	**15.5%**	**7.7%**	**15.6%**		
El Pais	(0.16)	8.26	6.47	12.45	(102.5%)	(33.7%)
% margin	(0.2%)	12.6%	9.6%	16.2%		
AS	3.32	5.38	1.84	3.38	80.6%	59.2%
% margin	17.6%	25.7%	9.9%	15.9%		
Cinco Dias	(0.56)	1.04	(0.11)	0.26	---	---
% margin	(13.1%)	21.8%	(2.7%)	6.0%		
Magazines	(0.38)	1.224	(0.27)	0.42	(39.8%)	193.5%
% margin	(4.8%)	14.5%	(3.3%)	4.9%		
Others	**(14.12)**	**(7.96)**	**(2.07)**	**3.78**	**---**	**---**
Distribution	0.21	0.59	0.30	0.55	(31.6%)	7.5%
% margin	4.6%	12.1%	7.1%	10.8%		
Advertising commercialization	(0.10)	(0.06)	0.33	0.77	(132.0%)	(107.4%)
% margin	(1.7%)	(0.9%)	11.0%	8.4%		
Others	(14.22)	(8.50)	(2.69)	2.46	---	---
TOTAL	**100.43**	**119.78**	**154.75**	**148.92**	**(35.1%)**	**(19.6%)**
% margin	**14.5%**	**18.2%**	**21.8%**	**21.3%**		

*Cuatro figures are consolidated in 2010 as a discontinued operation.

VII.V. EBIT

EBIT	2011		2010 PROFORMA*		%Chg.2011/2010 PROFORMA	
€ Million	Q1	Q2	Q1	Q2	Q1	Q2
Audiovisual	**10.11**	**49.05**	**50.38**	**46.48**	**(79.9%)**	**5.5%**
% margin	**3.2%**	**15.4%**	**14.1%**	**14.0%**		
Prisa TV	0.05	33.55	47.13	35.04	(99.9%)	(4.3%)
% margin	0.0%	13.3%	15.7%	13.2%		
Media Capital	3.97	12.62	3.25	11.43	22.4%	10.4%
% margin	7.4%	19.6%	5.9%	17.5%		
Consolidation Adjustments	6.10	2.88	0.00	0.00		
Education - Publishing	**49.80**	**(4.25)**	**47.22**	**3.12**	**5.5%**	**---**
% margin	**26.8%**	**(3.2%)**	**28.7%**	**2.3%**		
Spain&Portugal	(20.82)	10.44	(12.40)	9.25	(68.0%)	12.9%
% margin	(341.6%)	19.2%	(77.1%)	17.4%		
Latam&USA	70.62	(14.69)	59.62	(6.13)	18.5%	(139.6%)
% margin	39.3%	(18.6%)	40.1%	(7.5%)		
Radio	**9.85**	**16.62**	**12.93**	**30.23**	**(23.8%)**	**(45.0%)**
% margin	**11.8%**	**16.3%**	**15.5%**	**26.5%**		
Radio in Spain	7.58	9.36	11.90	21.40	(36.3%)	(56.3%)
% margin	13.3%	13.9%	20.9%	29.4%		
International Radio	2.79	8.51	1.11	7.34	151.5%	16.0%
% margin	10.6%	27.0%	5.0%	23.5%		
Music	(0.52)	(1.26)	(0.08)	1.49	---	---
% margin	(18.0%)	(25.6%)	(1.3%)	13.9%		
Press	**(0.61)**	**12.53**	**4.89**	**13.07**	**(112.6%)**	**(4.2%)**
% margin	**(0.6%)**	**12.7%**	**5.1%**	**11.9%**		
El Pais	(2.51)	5.97	4.30	10.18	(158.2%)	(41.4%)
% margin	(3.3%)	9.1%	6.4%	13.3%		
AS	2.99	5.07	1.65	3.11	81.4%	63.3%
% margin	15.8%	24.2%	8.9%	14.6%		
Cinco Dias	(0.64)	0.94	(0.15)	0.19	---	---
% margin	(14.9%)	19.5%	(3.8%)	4.3%		
Magazines	(0.43)	1.13	(0.34)	0.30	(29.2%)	---
% margin	(5.4%)	13.4%	(4.0%)	3.5%		
Others	**(15.77)**	**(10.09)**	**(3.44)**	**2.97**	**---**	**---**
Distribution	0.07	0.45	0.13	0.42	(45.7%)	8.0%
% margin	1.5%	9.2%	3.0%	8.2%		
Advertising commercialization	(0.24)	(0.20)	0.24	0.52	---	(137.6%)
% margin	(3.8%)	(3.2%)	8.1%	5.6%		
Others	(15.60)	(10.34)	(3.81)	2.03	---	---
TOTAL	**53.38**	**63.85**	**111.98**	**95.86**	**(52.3%)**	**(33.4%)**
% margin	**7.7%**	**9.7%**	**15.8%**	**13.7%**		

*Cuatro figures are consolidated in 2010 as a discontinued operation.

Appendix VIII. OTHER SIGNIFICANT EVENTS

1) Prisa signed an agreement with PortQuay West I B.V., a company controlled by Miguel Paes do Amaral, for the **sale of 10% of Media Capital** for 34.99 million euros (4.14 euros per share), 70% of that sum having been paid and the other 30% to be paid at a later date. Miguel Paes can increase his stake in the company by an additional 19.69% at the same price within one year. If this option is not exercised, Prisa has the right to recover the currently sold shares.

2) Digital+ acquired the broadcast rights to the **UEFA Champions League** and **UEFA Super Cup** for three seasons starting in August 2012.

3) In the first half of 2011, as a result of the partial implementation of **the monetary capital increase**, Prisa increased its capital with 879,862 shares of class A common stock, corresponding to the first six Prisa warrant exercise periods (exercise of 879,862 warrants at a price of 2 euros per share).

   Also in H1 2011, **conversion rights** were exercised to convert a total of 14,040 class B shares into an equal number of class A shares.

4) Prisa has approved a gross dividend of 0.014863 euros per non-voting convertible class B share corresponding to 2010 earnings. This gross total comes from a pro-rata of the minimum annual dividend (€0.175), bearing in mind the issue date of these shares (Dec 1, 2010). The corresponding taxes shall be deducted from the dividend total and the payment shall be made on September 29, 2011 to all holders of class B shares at close of session on September 28, 2011.

5) **The No. 36 First Instance Court of Madrid** submitted in June, 2010 the temporary execution of the sentence passed in March this year, currently pending appeal before the Provincial Courts of Madrid, obliging Mediapro to pay 105 million euros to AVS, a subsidiary of Sogecable, plus 31 million in interest and expenses of the process and to deliver the rights of football clubs in the First and Second division of the Spanish League to AVS.

   Following the declaration of insolvency and bankruptcy proceedings by Mediapro, which suspended the execution of the aforementioned Judgement, AVS has called in insolvency proceedings the restitution of audiovisual rights for football clubs. Insolvency administrators rejected the request. The petition was re-presented to the Judge in charge of the process, who also rejected the request. AVS has lodged a notice of appeal which is pending resolution before the Provincial Courts of Barcelona. Simultaneously, AVS has subsidiarily reported the pecuniary equivalent credit of the refund in the amount of 122 million euros which the insolvency administrators have recognized so far with contingent character. The Court has rejected AVS petition of considering them as ordinary being pending the resolution by the

   Finally, the total amount of credits that the insolvency administrators have recognized to AVS stands at over 330 million euros (97.3 as ordinary credit, 7.6 as a subordinate and 225 as contingent loans - which includes, as well as the aforementioned 122 million, the total corresponding to the very claim that resulted in the sentence, for the period of February 2008 to June 2009). This recognition is not firm, because there are several unresolved bankruptcy incidents on the credit rating, which AVS claims as ordinary in front of the Provincial Court of Barcelona, once the Court has initially rejected AVS petition.

Appendix IX. STRUCTURE OF THE GROUP

The Prisa Group's business activities are organized into the following groupings: **Audiovisual**, **Education- Publishing**, **Radio** and **Press.** Its **Digital** activity operates across all of these areas and supports this structure:

Audiovisual	Education	Radio	Press
• Prisa TV	• Education	• Radio in Spain	• El País
• Media Capital*	• General Publishing	• International Radio	• As
		• Gran Vía Musical	• Cinco Días
			• Magazines

In addition, the Group has other business activities: Distribution, Ad Sales and Printing (Dédalo).

* Media Capital is included in the Audiovisual division because, although it includes other activities, most of its revenue comes from TVI (free-to-air television) and Plural (audiovisual production).

Appendix X. Pro forma reconciliation between EBITDA and EBIT for the first half of 2011 and 2010.

EBITDA as presented herein is an additional measurement of earnings that is not required by IFRS and is not presented in accordance with those standards. For that reason, below is a reconciliation between the EBITDA and the EBIT as required by IFRS:

(Thousands of euros)	JANUARY-JUNE	
GRUPO PRISA	**2011**	**2010**
Adjusted EBITDA	**220,205**	**303,670**
Depreciation and amortization charge	(82,243)	(82,834)
Variation in operating allowances	(17,120)	(9,560)
Impairment losses of assets	(3,613)	(2,259)
Impairment losses of goodwill	0	(1,177)
Profit from operations	**117,229**	**207,840**
AUDIOVISUAL	**2011**	**2010**
Adjusted EBITDA	**109,278**	**152,775**
Depreciation and amortization charge	(46,579)	(50,453)
Variation in operating allowances	(3,532)	(5,307)
Impairment losses of assets	0	(162)
Impairment losses of goodwill	0	0
Profit from operations	**59,167**	**96,853**
Prisa TV	**2011**	**2010**
Adjusted EBITDA	**77,689**	**131,904**
Depreciation and amortization charge	(40,822)	(44,490)
Variation in operating allowances	(3,271)	(5,078)
Impairment losses of assets	0	(162)
Impairment losses of goodwill	0	0
Profit from operations	**33,596**	**82,174**
Media Capital	**2011**	**2010**
Adjusted EBITDA	**22,612**	**20,871**
Depreciation and amortization charge	(5,757)	(5,963)
Variation in operating allowances	(261)	(229)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**16,594**	**14,679**
Other	**2011**	**2010**
Adjusted EBITDA	**8,977**	**0**
Depreciation and amortization charge	0	0
Variation in operating allowances	0	0
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**8,977**	**0**

(Thousands of euros)	JANUARY-JUNE	
EDUCATION	**2011**	**2010**
Adjusted EBITDA	**78,043**	**73,223**
Depreciation and amortization charge	(20,033)	(18,357)
Variation in operating allowances	(8,854)	(2,433)
Impairment losses of assets	(3,612)	(2,097)
Impairment losses of goodwill	0	0
Profit from operations	**45,544**	**50,336**

RADIO	**2011**	**2010**
Adjusted EBITDA	**37,421**	**51,431**
Depreciation and amortization charge	(7,663)	(7,219)
Variation in operating allowances	(3,295)	(1,052)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**26,463**	**43,160**

Radio in Spain	**2011**	**2010**
Adjusted EBITDA	**22,942**	**37,815**
Depreciation and amortization charge	(4,787)	(4,066)
Variation in operating allowances	(2,528)	(448)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**15,627**	**33,301**

International Radio	**2011**	**2010**
Adjusted EBITDA	**15,675**	**11,450**
Depreciation and amortization charge	(2,271)	(2,401)
Variation in operating allowances	(792)	(600)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**12,612**	**8,449**

Other	**2011**	**2010**
Adjusted EBITDA	**(1,196)**	**2,166**
Depreciation and amortization charge	(605)	(752)
Variation in operating allowances	25	(4)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**(1,776)**	**1,410**

(Thousands of euros)	JANUARY-JUNE	
PRESS	2011	2010
Adjusted EBITDA	**17,540**	**24,529**
Depreciation and amortization charge	(4,702)	(4,619)
Variation in operating allowances	(925)	(593)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	(1,351)
Profit from operations	**11,913**	**17,966**

El País	2011	2010
Adjusted EBITDA	**8,096**	**18,915**
Depreciation and amortization charge	(4,149)	(4,190)
Variation in operating allowances	(486)	(238)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**3,461**	**14,487**

AS	2011	2010
Adjusted EBITDA	**8,701**	**5,218**
Depreciation and amortization charge	(315)	(186)
Variation in operating allowances	(329)	(280)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**8,057**	**4,752**

Cinco Días	2011	2010
Adjusted EBITDA	**485**	**151**
Depreciation and amortization charge	(145)	(104)
Variation in operating allowances	(42)	(12)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**298**	**35**

Other	2011	2010
Adjusted EBITDA	**258**	**245**
Depreciation and amortization charge	(93)	(139)
Variation in operating allowances	(68)	(63)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	(1,351)
Profit from operations	**97**	**(1,308)**

OTHER	2011	2010
Adjusted EBITDA	**(22,077)**	**1,712**
Depreciation and amortization charge	(3,266)	(2,186)
Variation in operating allowances	(514)	(175)
Impairment losses of assets	(1)	0
Impairment losses of goodwill	0	174
Profit from operations	**(25,858)**	**(475)**

Disclaimer

In addition to figures prepared in accordance with IFRS, PRISA presents non-GAAP financial performance measures, e.g., EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted EBIT, adjusted net profit, free cash flow, gross debt and net debt, among others. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Non-GAAP financial performance measures are not subject to IFRS or any other generally accepted accounting principles. For further information relevant to the interpretation of these terms, please refer to the "Reconciliation Section" of this document.

This document may contain "forward-looking statements" as defined in Section 27A of the Securities Act and Section 21E of the Exchange Act, including statements about the financial conditions, results of operations, earnings outlook and prospects of the Company. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are based on management's current expectations and are inherently subject to uncertainties and changes in circumstance and their potential effects and each speaks only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated.

These forward-looking statements are typically identified by words such as "plan," "believe," "expect," "anticipate," "intend," "outlook," "estimate," "forecast," "project," "continue," "could," "may," "might," "possible," "potential," "predict," "should," "would" and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in our filings with the Securities and Exchange Commission under "Risk Factors".